UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14f-1

Under the Securities Exchange Act of 1934

Gurata Gold, Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-52796	71-1046926
(State or other jurisdiction of incorporation or organization)	Commission File No.	(I.R.S. Employer Identification No.)

11730 NE 107th Place, Kirkland, Washington		98033
(Address of principal executive offices)		(Zip Code)
(206) 779-5013 Registrant’s telephone number, including area code

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This information statement is being mailed on or about September 12, 2008, by Gurata Gold, Inc. to the holders of record of shares of common stock, par value $0.001 per share, of Gurata.

You are receiving this information statement in connection with the appointment of one new member to Gurata’s Board of Directors resulting in a change in the majority of the board of directors.

NO VOTE OR OTHER ACTION BY THE STOCKHOLDERS IS REQUIRED

IN RESPONSE TO THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED.

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September 12, 2008

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being mailed on or about September 12, 2008, by Gurata Gold, Inc. to the holders of record of its shares of common stock as of the close of business on September 10, 2008.  This information statement is provided to you for information purposes only in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission (the “Commission”) Rule 14f-1.  Gurata is not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully.  You are not, however, required to take any action.

You are receiving this Information Statement to inform the shareholders of Gurata of a change in control of the Company and a change in the majority of the Board effected pursuant to a share purchase agreement, dated as of September 11, 2008 (the “Purchase Agreement”), between one of the Company’s shareholders, Feliberto Gurat and Shaun P. Davis.

NO VOTE OR OTHER ACTION BY THE STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED.
YOU ARE NOT REQUIRED TO SEND GURATA A PROXY.

INTRODUCTION

Change in Majority of Directors and Executive Officers

Effective as of the conclusion of the 10-day period following the filing of this Schedule 14f-1 with the Commission and the mailing of a copy to each of Gurata’s shareholders of record as of September 10, 2008 (the “10-day Period”), Feliberto Gurat has agreed to a private sale of 22 million shares of the common stock that he currently owns to Shaun P. Davis.  In connection with the closing of such sale, Mr. Gurat has agreed to resign as Gurata’s sole director, chief financial officer, treasurer, and corporate secretary and to appoint Mr. Davis to serve in those capacities.  Mr. Davis has agreed to serve in all of such positions.

The information contained in this Information Statement, which is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder, concerning the person chosen for Gurata’s Board of Directors has been furnished to Gurata by such individual, and management assumes no responsibility for the accuracy, completeness or fairness of any of that information.

In connection with the Purchase Agreement, on the Purchase Date, Gurata’s chief financial officer, treasurer, corporate secretary and sole director, Feliberto Gurat, resigned and subject to and effective upon compliance with Rule 14f-1 under the Exchange Act, appointed Shaun P. Davis as the new sole Director and chief financial officer of Gurata prior to tendering his resignation as a director.  Rule 14f-1 provides that Mr. Davis will become a director 10 days after the filing of this Information Statement with the Commission and its delivery to Gurata’s shareholders, and will serve until his successor is elected and qualified.  A shareholder vote is not required and will not be taken with respect to the election of the new director in connection with the Purchase Agreement.

To the best of Gurata’s knowledge, Mr. Davis does not hold any position with Gurata, other than chief executive officer and president, and has not been involved in any transactions with Gurata or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.  To the best of the Gurata’s knowledge, Mr. Davis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement), that resulted in a judgment, decree or final order enjoining the designee from future violations of, or prohibiting activities subject to, federal or state securities laws, has not been an officer or director of any company that has filed a Chapter 11 proceeding within the past five years, and has not been subject to a finding of any violation of federal or state securities laws.

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Information Regarding the Company

Please read this Information Statement carefully.  It provides certain general information about Gurata and its executive officers and sole director prior to and subsequent to the conclusion of the 10-day Period.  All of Gurata’s filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549.  You may obtain information from the Public Reference Room by calling the SEC at 1-800-SEC-0330 or by visiting the Commission’s website at www.sec.gov.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

As of the date of this Information Statement, there were 39,000,000 shares of common stock of Gurata issued and outstanding.  Each share of common stock entitles the holder thereof to one vote.

Principal Stockholders and Holdings of Management

(a)           Security Ownership of Certain Beneficial Owners (more than 5%)

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Owner [1]	(4) Percent of Class [2]
common stock	Shaun P. Davis 11730 NE 107th Place Kirkland, Washington 98033	22,000,000	56.4%

[1]  The listed beneficial owner has no right to acquire any shares within 60 days of the date of this Form 10-KSB from options, warrants, rights, conversion privileges or similar obligations excepted as otherwise noted.

[2] Based on 39,000,000 shares of common stock issued and outstanding as of September 10, 2008.

(b)           Security Ownership of Management

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Owner	(4) Percent of Class [1]
common stock	Shaun P. Davis 11730 NE 107th Place Kirkland, Washington 98033	22,000,000	56.4%
common stock	Feliberto Gurat 1403 – 1200 Alberni Street Vancouver, British Columbia V6E 1A6 Canada	Nil	0%
common stock	Directors and Executive Officers (as a group)	22,000,000	56.4%
[1] Based on 39,000,000 shares of common stock issued and outstanding as of September 10, 2008.

Change of Control

On September 11, 2008 the parties entered into the Purchase Agreement and pursuant thereto Mr. Davis purchased and Mr. Gurat sold an aggregate of 22 million previously issued and outstanding shares of Gurata’s restricted common stock, equal to 56.4% of the issued and outstanding capital stock of Gurata for the aggregate purchase price of $22,000.  Mr. Gurat agreed to resign and Mr. Davis was appointed to fill the Board vacancy resulting in connection with the share purchase transaction and was appointed as Gurata’s sole officer.

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DIRECTORS AND EXECUTIVE OFFICERS

Each director of Gurata holds office until (i) the next annual meeting of the stockholders, (ii) his successor has been elected and qualified, or (iii) the director resigns.

Gurata’s management team is listed below.

Officer’s Name	Gurata Gold, Inc.
Shaun P. Davis	President and CEO
Feliberto Gurat	Sole director CFO, Treasurer, and Corporate Secretary

Shaun P. Davis ●  Mr. Davis (42 years old) has been the President and CEO of Gurata since August 2008 and the Chief Financial Officer, Treasurer, and Corporate Secretary of Gurata since September 2008.  During the past five years, Mr. Davis has been a realtor and worked in property management since 1990.

Feliberto Gurat ●  Mr. Gurat (36 years old) has been a director and the CFO of Gurata since May 2006 and was the president and CEO of Gurata from May 2006 to August 2008.  During the past five years, Mr. Gurat has worked for Cloudbreak Resources Ltd. as a media relations specialist from August 2003 to March 2007.  Cloudbreak Resources Ltd. is a junior mineral exploration company based in Vancouver, Canada.  At Cloudbreak, Mr. Gurat was responsible for handling incoming inquiries from media and others about Cloudbreak.  At Cloudbreak, Mr. Gurat was exposed to the business of mineral exploration including activities such as claim acquisition, financing, and claim exploration.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Gurata has paid $5,000 in compensation to its named executive officers during its fiscal year ended May 31, 2008.

SUMMARY COMPENSATION TABLE

Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan ($) (g)	Non-qualified Deferred Compen- sation Earnings ($) (h)	All other compen-sation ($) (i)	Total ($) (j)
Shaun P. Davis President and CEO August 2008 - present	2006 2007 2008	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a
Feliberto Gurat President and CEO May 2006–Aug 2008 CFO May 2006 - present	2006 2007 2008	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil 5,000	nil nil 5,000

Since Gurata’s inception, no stock options, stock appreciation rights, or long-term incentive plans have been granted, exercised or repriced.

Currently, there are no arrangements between Gurata and any of its directors whereby such directors are compensated for any services provided as directors.

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There are no employment agreements between Gurata and any named executive officer, and there are no employment agreements or other compensating plans or arrangements with regard to any named executive officer which provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of Gurata or from a change in a named executive officer’s responsibilities following a change in control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a)           Transactions with Related Persons

Since the beginning of Gurata’s last fiscal year, no director, executive officer, security holder, or any immediate family of such director, executive officer, or security holder has had any direct or indirect material interest in any transaction or currently proposed transaction, which Gurata was or is to be a participant, that exceeded the lesser of (1) $120,000 or (2) one percent of the average of Gurata’s total assets at year-end for the last three completed fiscal years, except for the following:

1.	Declaration of Trust

In return for Feliberto Gurat holding the one mineral claim in trust for Gurata, Gurata has agreed to make payments in lieu of valid exploration work on behalf of Mr. Gurat, if required, to keep the Gate 1 Claim in good standing with the Province of British Columbia.  Gurata anticipates the amount of the payments to be made on behalf of Mr. Gurat to be approximately $2,000 for next year and $4,000 annually thereafter.

2.	Donated Services and Rent

Feliberto Gurat, Gurata’s CFO and director, donated services and rent to Gurata that are recognized on its financial statements.  From inception on May 26, 2006 to May 31, 2008, Gurata recognized a total of $5,500 for donated services at a rate of $500 per month and $2,750 for donated rent at a rate of $250 per month

(b)           Promoters and control persons

During the past five fiscal years, Shaun P. Davis and Feliberto Gurat have been promoters of Gurata’s business, but neither of these promoters have received anything of value from Gurata nor is any person entitled to receive anything of value from Gurata for services provided as a promoter of the business of Gurata.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, Gurata Gold, Inc. caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:  September 12, 2008

GURATA GOLD, INC.

By:           /s/Shaun P. Davis
Shaun P. Davis
President and Chief Executive Officer

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